EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
 (Unaudited)
 ($ in millions)

	Thirty-nine weeks ended		Fiscal year ended
	Oct. 31,	Nov. 1,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,
	2009	2008	2009	2008	2007	2006	2005
NET EARNINGS
Income (loss) from continuing operations	$24	$45	$(79)	$43	$247	$263	$255
Income tax expense (benefit)	10	35	(21)	(93)	145	142	119
Interest expense, excluding capitalized interest	10	13	16	21	23	23	22
Portion of rents deemed representative of the
interest factor	169	170	225	224	214	210	202
	$213	$263	$141	$195	$629	$638	$598

FIXED CHARGES
Gross interest expense	$10	$13	$16	$21	$23	$23	$22
Portion of rents deemed representative of the
interest factor	169	170	225	224	214	210	202
	$179	$183	$241	$245	$237	$233	$224
RATIO OF EARNINGS TO FIXED CHARGES	1.2	1.4	0.6	0.8	2.7	2.7	2.7